Exhibit 99.1

PRESS RELEASE August 21, 2014 Eksportfinans’ first half-year 2014 financial results Eksportfinans continued its stable operations in the first half-year of 2014. Liquidity is good and the capital base is solid. Net interest income was NOK 231 million for the first half-year of 2014, compared to NOK 379 million for the first half-year of 2013. The change was a result of the lower level of interest generating assets combined with reduced return on investments due to the stabilization of the financial markets. Comprehensive income according to IFRS was negative NOK 3,164 million for the first six months of 2014, compared to negative NOK 2,532 million for the same period of 2013. The negative figures were primarily due to the reversal of previously unrealized gains on Eksportfinans’ own debt. Profit excluding unrealized gains and losses on financial instruments amounted to NOK 81 million for the first half-year of 2014, compared to NOK 216 million for the first half-year of 2013. The profit was negatively affected by reduced net interest income. Total assets amounted to NOK 96 billion at June 30, 2014, compared to NOK 101 billion at December 31, 2013. The reduction was in line with expectations and due to the limitations on new lending business since 2011 as well as repayments on the current debt portfolios. The core capital adequacy ratio was 39.0 percent at June 30, 2014, compared to 36.8 percent at December 31, 2013. At the end of the first half-year of 2014, the company had liquidity reserves totaling NOK 39.3 billion. Eksportfinans’ financial reports are available on www.eksportfinans.no.

A conference call is scheduled for Thursday August 21, 2014 at 10:00am NY / 3:00pm London / 4:00pm CET Please join by calling: • Local—China: +86 1059 045 018 • Local—Japan: +81(0)3 5767 4604 • Local—Norway: +47 2316 2729 • Local—Singapore: +65 6622 1942 • Local—Switzerland: +41(0)44 580 7214 • Local—UK: +44(0)20 3427 1917 • Local—USA: +1 212 444 0481 Participant pass code: 5079635 Please dial-in to the call 5 minutes early as dialer registration will be required. The call will be recorded and a replay made available. For further information, please contact: President and CEO Gisèle Marchand, • tel: +47 22 01 23 70 / +47 415 17 489, • e-mail: gma@eksportfinans.no EVP Director of Staff / Communications Elise Lindbæk, • tel: +47 22 01 22 64 / +47 905 18 250, • e-mail: el@eksportfinans.no EVP Chief Financial Officer Geir Ove Olsen, • tel: +47 22 01 23 05 / +47 900 92 326, • e-mail: goo@eksportfinans.no Facts about Eksportfinans ASA Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade, Industry and Fisheries on behalf of the Norwegian government. Entering 2014 total assets amounted to approximately NOK 100 billion. The company is staffed by highly skilled individuals, around 55 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo. For more information about Eksportfinans, please refer to www.eksportfinans.no Forward-looking statements Some of the information we are giving constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-f filed with the US Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.